EXHIBIT 99.1
Leslie Goodman
Chairman
The calendar years 2004 (the financial statements for which are enclosed) and 2005 (up to the date of writing) have been crucial transitional years for the Company. They have seen the development of a clear and focussed strategy for the retail division of the business while continuing to seek further ways in which, in difficult market conditions, we can maximise the potential value of our pan-European network.
Core businesses
Our strategy is now focussed on three core businesses each of which offers substantial growth potential in the UK market.
➢	Our core data and IP business. We have developed this business strongly over the last two years with group revenue figures for 2004 showing a 56% increase over those in 2003, such increase being largely attributable to our UK sales. This expansion has been driven by a set of new and attractive products directed at the UK SME sector, by a revamped and expanded marketing and sales effort and by an emphasis on customer service. We are developing a high quality customer base whose feedback has been most encouraging.

➢	VoIP. We have invested substantially in new equipment to be able to offer a superior VoIP product to UK businesses at a substantial discount to their current conventional voice service costs. In contrast to other potential providers we have no substantial revenue stream from legacy voice systems to protect and early indications as we rollout our sales programme are very positive.

➢	VISP. We have created a branded broadband product for UK soccer clubs enabling them to become virtual internet service providers (VISP). The service is marketed to the followers of the clubs under the relevant club’s name, using their own fan base and offering club branded email addresses and related content. So far we have signed up five prestigious clubs including Manchester United and Chelsea and are in negotiation with a number of others. The product can also be applied to other sports and affiliated relationships — in this regard we have already secured a deal with the professional golf association (“PGA”) with the intent of marketing a PGA branded broadband service through all the registered PGA clubs in the UK. This is an exciting product but will require substantial investment in an area — the consumer and media markets — where we are not strong. We are looking at joint ventures and other ways of maximising the potential.
Inbucon House, Wick Road, Egham, Surrey, TW20 OHR, UK. Tel: +44 (0) 1784 494 200 Fax: +44 (0) 1784 494 201 Viatel Holding ( Bermuda) Limited, Registered Office, Canon’s Court, 22 Victoria Street, Hamilton, HM12, Bermuda

Cybernet
Our acquisition of Cybernet in 2003 has been a substantial success. Under its able management the business has consolidated its position as a leading ISP in Switzerland. However our decision to focus on the UK market has meant that as one of our only non-UK based businesses Cybernet no longer fits with our strategy. In addition, maintaining Cybernet’s position will mean investing in new products for them at a time when we need additional finance for our own UK growth.
We have therefore taken the decision to dispose of Cybernet and, following an offering procedure managed by our advisers, we have agreed a sale in principle to Swisscom Fixnet AG at a price of CHF15 million (US$11.7 million). This should generate a profit of approximately US$9.2 million based on the original acquisition cost of €2.7 million (US$2.5 million).
A Special General Meeting of the Company will be convened to approve the disposal and a separate circular letter has been sent to shareholders in relation to the sale of Cybernet. The transaction is also still subject to the approval of the Swiss Merger Control Regulators.
The network
I have described before the difficult market conditions and price competition faced by the network. These competitive pressures have increased in recent years due to sluggish economic conditions in Europe, to the continuing oversupply of capacity and to new technology which has enabled the transmission of additional traffic over existing infrastructures.
The net result is that currently our network does not generate sufficient revenues to meet its operating costs. To address this, we continue to look for cost-saving and revenue growth opportunities and are actively seeking to conclude a transaction that may result in a divestment of all or part of the network.
Financial position
In the year to 31st December 2004 our revenues grew to $28.8 million (2003 — $18.9 million). The results for the year show an operating loss of $43.8 million (2003 — $49.1 million) and a net loss of $47.2 million (2003 — $47.4 million). These results reflect the continued investment in the business and in new products in order to grow revenues together with the substantial continuing costs of maintaining the network.
The Company remains reliant upon the continued support of our principal investors to fund its operations to a cash positive position. In June some of our principal investors provided an additional US$16 million by way of debt financing through the purchase of new 12% Increasing Rate Senior Secured Promissory Notes due 2007; the same investors have also indicated their willingness to consider participating in a further round of debt financing, which we anticipate is likely to be concluded in early 2006.
Board and Employees
The business of the Company is managed by its Board of Directors. The Board is currently made up of the Chairman, the Chief Executive Officer and four non-executive Directors. Biographical details of the Directors are set out in Appendix A to this letter.
At the forthcoming Annual General Meeting the re-appointment of the current members of the Board will be considered and the appointment of a new non-executive Director, Didier Delepine, will be proposed.
Mr Delepine has a distinguished career in the telecommunications industry culminating in his role as President and Chief Executive Officer of Equant N.V., the major pan-European leader in data, global networking and managed communications solutions for multinational organizations. Prior to Equant, Mr Delepine occupied several executive positions with SITA, the global network provider to the airline industry. Mr Delepine is currently a Senior Fellow and member of the Board of Advisors of Adventis, a Boston consulting firm and has served on the Board of Eircom Group since March 2004.
In accordance with the Bye-Laws of the Company, Morgan Stanley & Co. Incorporated is entitled to increase the size of the Board and to appoint Investor Designee Directors to fill such resulting vacancies. At the time of writing, Morgan Stanley & Co. Incorporated is proposing to increase the size of the Board and have Iain Burnett appointed as an Investor Designee Director.
Mr Burnett is a senior analyst at Morgan Stanley in London and has 19 years of experience in the European private equity, restructuring and distressed debt markets. Since 2003 Mr Burnett has worked for Morgan Stanley where he is Head of European Distressed Research.
The Directors would like to express their appreciation for the considerable efforts of all our staff, and for their contribution to the development of the group.
2004 Annual General Meeting
Enclosed with this letter is the Notice of the Company’s Annual General Meeting which will be held at the offices of Appleby Spurling Hunter, Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda at 11.00am (Bermuda time) on Wednesday, 7 December 2005. Also accompanying this letter are the auditor’s report and financial statements for the year end 31 December 2004, which will be laid before the AGM. The enclosed auditor’s report and financial statements were completed earlier this year and were filed, as part of the Company’s reporting obligations, with the United States Securities and Exchange Commission under Form 20-F. The complete Form 20-F can be viewed on our website: www.viatel.com within the financial community pages.

The Board considers that all of the Specified Resolutions set out in the enclosed Notice are in the best interests of the Company and they recommend that shareholders vote FOR all the Specified Resolutions. Whether or not you are personally able to attend the AGM, please complete, sign, date and return the enclosed proxy form in the pre-addressed envelope as soon as possible. Signing and returning the proxy form will not prevent you from attending and voting in person at the AGM.
Leslie Goodman
Chairman
November 4, 2005

Appendix A
Chairman
Leslie D. Goodman
Mr Goodman has served as our non-executive Chairman since April 2003. Prior to assuming such position, Mr Goodman served as a Director of the Company since July 2002. Mr Goodman is a UK qualified solicitor who has spent over 30 years in the investment banking and insurance industries. He has been a Director of investment banks Hill Samuel and Barclays de Zoete Wedd, and Chief Executive Officer of ACE London, the UK business of ACE Limited, the Bermuda based NYSE listed insurance group. He currently serves as a Director of a number of other Companies
Chief Executive Officer
Lucy Woods
Mrs Woods has served as our Chief Executive Officer since May 2003. Mrs Woods has over 20 years of telecommunications experience in the UK and European markets. From 1999 to 2003, she was Senior Vice President for MCI Europe, Middle East and Africa. Prior to that, she was a senior executive at British Telecom, where she held the posts of CEO of British Telecom Northern Ireland and the Republic of Ireland. Mrs Woods was a member of the Patten Commission for Policing in Northern Ireland.
Non-Executive Directors
S. Dennis Belcher
Mr Belcher has served as a Director of the Company since June 2002. Mr Belcher has forty-four years of experience in banking in the United Kingdom, United States and Canada. At the time of his retirement in March 2002, he was Executive Vice President, Credit and Risk Management and a member of the Loan Policy Committee at the Bank of Nova Scotia. Mr Belcher’s other directorships include Foamex International Inc. and Rand McNally and Company. Mr Belcher is an Associate of the Institute of Bankers (UK), a graduate of the Stonier School of Banking and a Fellow of the Insolvency Institute of Canada.
Thomas Doster
Mr Doster has served as a Director of the company since August 2002. He is the Managing Director in the Distressed Research department at Morgan Stanley & Co. and was the Chairman of the Viatel, Inc. creditors’ committee. Mr Doster has over 13 years experience in the fields of High Yield and Distressed Debt at Morgan Stanley & Co. and Goldman, Sachs & Co.

Edward Greenberg
Mr Greenberg has served as a Director of the Company since March 2003. Mr Greenberg, who has over 20 years of telecommunications experience, is an Advisory Director at Morgan Stanley & Co. He was previously a highly ranked Research Analyst at both Sanford Berstein and Co. and Morgan Stanley & Co. and was a Director of Telecom Research at Morgan Stanley & Co. for four years. For the last 6 years, Mr Greenberg has been a Managing Director and Global Telecom Strategist in Morgan Stanley’s investment banking department. Previously, Mr Greenberg served as a telecommunications policy specialist with the National Telecommunications and Information Administration and as an economist with the Federal Communications Commission.
Kevin Power
Mr Power has served as a Director of the Company since September 2002. Since 2000 he has served as the Chairman of ECTA, the European Competitive Telecommunications Association and is also the Chairman of the Supervisory Board of OneAccess. Mr Power was previously a member of the Board of Universal Access, Inc. from 2000-2003. He has over 20 years experience as a senior telecommunications executive in a number of companies, including GTS, Orion Network Systems and Intelsat.